Exhibit (a)(3)

CNI CHARTER FUNDS

AMENDMENT TO THE
AGREEMENT AND DECLARATION OF TRUST

The undersigned, being a majority of the Trustees of CNI Charter Funds, an open-end investment management company established under Delaware law as a Delaware statutory trust under an Agreement and Declaration of Trust dated October 25, 1996, and as amended April 26, 1999 (the "Declaration of Trust"), and being authorized by Article VIII, Section 4 of the Declaration of Trust to effect this amendment, do hereby amend, effective as of December 4, 2012, the Declaration of Trust as follows:

Article IV, Section 1 is hereby replaced with the following:

Section 1.  Number Election and Tenure.  The number of Trustees constituting the Board of Trustees shall be fixed from time to time by a written instrument signed, or by resolution approved at a duly constituted meeting, by a majority of the Board of Trustees, provided, however, that the number of Trustees shall in no event be less than one (1) nor more than fifteen (15).  The Board of Trustees, by action of a majority of the then Trustees at a duly constituted meeting, may fill vacancies in the Board of Trustees or remove Trustees with or without cause.  Each Trustee shall serve during the continued lifetime of the Trust until he or she dies, resigns, is declared bankrupt or incompetent by a court of appropriate jurisdiction, or is removed, or, if sooner, until the next meeting of Shareholders called for the purpose of electing Trustees and until the election and qualification of his or her successor; provided, however, that any Trustee may be elected by the Shareholders in accordance with Article V, Section 3 hereof, or appointed by the Board of Trustees to fill a vacancy as specified in Article IV, Section 1 hereof, for a specified term of office; and provided further, that upon adoption by the Board of Trustees of a specified retirement age policy for all Trustees, each Trustee shall retire in accordance with the provisions of such policy even if such retirement date is earlier than the term for which he or she has been elected or appointed.  Any Trustee may resign at any time by written instrument signed by him or her and delivered to any officer of the Trust or to a meeting of the Trustees.  Such resignation shall be effective upon receipt unless specified to be effective at some other time.  Except to the extent expressly provided in a written agreement with the Trust, no Trustee resigning and no Trustee removed shall have any right to any compensation for any period following his or her resignation or removal, or any right to damages on account of such removal.  The Shareholders may fix the number of Trustees and elect Trustees at any meeting of Shareholders called by the Trustees for that purpose.  Any Trustee may be removed at any meeting of Shareholders by a vote of two-thirds of the Voting Interests of the Trust as defined in Article I, Section 2(o).  A meeting of Shareholders for the purpose of electing or removing one or more Trustees may be called (i) by the Trustees upon their own vote, or (ii) upon the demand of Shareholders owning 10% or more of the Voting Interests of the Trust as defined in Article I, Section 2(o).

This Amendment may be executed in a number of counterparts, all of which shall be deemed one and the same instrument.

IN WITNESS WHEREOF, the undersigned being all of the Trustees of the Trust have executed this Amendment as of this 4th day of December, 2012.

/s/Irwin G. Barnet	/s/Vernon C. Kozlen
Irwin G. Barnet	Vernon C. Kozlen

/s/Victor Meschures	/s/William R. Sweet
Victor Meschures	William R. Sweet

/s/James Wolford
James Wolford